PURCHASE AGREEMENT

This Purchase Agreement (this "Agreement"), dated as of December 3, 2004, is by and among Associated Estates Realty Corporation, an Ohio corporation (the "Company"), each Purchaser (as defined below) listed under the heading "Direct Purchasers" on Schedule A (each, a "Direct Purchaser"), each Investment Adviser listed under the heading "Investment Advisers" on the signature pages hereto (each, an "Investment Adviser") who are entering into this Agreement on behalf of themselves (as to Section 4 of this Agreement) and those Purchasers which are a fund or individual or other investment advisory client of such Investment Adviser listed under their respective names on Schedule B (each, a "Client"), and each Broker-Dealer listed on Schedule C (each, a "Broker-Dealer") which is entering into this Agreement on behalf of itself (as to Section 5 of this Agreement) and those Purchasers which are customers for which it has power of attorney to sign listed under their respective names on Schedule C (each, a "Customer"). Each of the Customers, Direct Purchasers and Clients are referred to herein as individually, a "Purchaser" and collectively, the "Purchasers."

WHEREAS, the Purchasers desire to purchase from the Company (or their Investment Advisers and Broker-Dealers desire to purchase on their behalf from the Company), and the Company desires to sell to each Purchaser the number of depositary shares (the "Depositary Shares"), each representing a 1/10 fractional interest in a share of the Company's Class B Series II Cumulative Redeemable Preferred Shares (the "Offered Shares") set forth opposite the name of that Purchaser on Schedule A, Schedule B or Schedule C, as the case may be, at a price per share of $25.00.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1.   Purchase and Sale. Subject to the terms and conditions hereof, the Investment Advisers and the Broker-Dealers (on behalf of Purchasers which are Clients and Customers, respectively) and the other Purchasers hereby severally and not jointly agree to purchase from the Company, and the Company agrees to issue and sell to the several Purchasers the number of Offered Shares set forth next to such Purchaser's name on Schedule A, Schedule B or Schedule C, as the case may be, at a price per share of $25.00 (the "Purchase Price") at the Closing (as defined below). The aggregate Purchase Price payable on the Closing Date in respect of all shares of Series B Preferred Stock pursuant to this Purchase Agreement is set forth on Schedule D hereof.

2.   Representations and Warranties of Purchaser. Each Purchaser represents severally and not jointly that:

(a)   Due Authorization. Such Purchaser has full power and authority to enter into this Agreement and is duly authorized to purchase the Offered Shares in the amount set forth opposite its name on Schedule A, Schedule B or Schedule C, as the case may be. This Agreement has been duly authorized by such Purchaser and duly executed and delivered by or on behalf of such Purchaser. This Agreement constitutes a legal, valid and binding agreement of such Purchaser, enforceable against such Purchaser in accordance with its terms except as may be limited by (i) the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law and the discretion of the court before which any proceeding therefor may be brought (the "Enforceability Exceptions").

(b)   Prospectus and Prospectus Supplement. Such Purchaser has received a copy of the Company's Basic Prospectus dated March 7, 1997 the preliminary prospectus supplement dated November 8, 2004 and the Prospectus Supplement dated December 3, 2004 (each as defined below).

(c)   Ownership of Excess Shares. As of the date hereof and after giving effect to the transaction contemplated hereby, such Purchaser, together with its subsidiaries, is not a Person (as defined in the Company's Articles of Incorporation, as amended or supplemented (the "Articles")) who Beneficially Owns or Constructively Owns (as each such term is defined in the Articles) directly or indirectly more than 9.8% in number of shares of any class or series of the issued and outstanding capital shares of the Company other than the Company's common shares, without par value (the "Common Shares") and, with respect to the Common Shares, such Purchaser is not a Person who Beneficially

Owns or Constructively Owns directly or indirectly more than 4%. Purchaser expressly acknowledges that the provisions of the Articles, in general, and the amendment to the Articles that establish the terms of the Offered Shares ("Articles Amendment"), in particular, prohibit the Beneficial Ownership or Constructively Ownership by any Person directly or indirectly of more than 9.8% of any class or series of preferred shares or 4% of Common Shares of the Company and, if Purchaser's Depositary Shares acquired pursuant to this Agreement or otherwise constitute Excess Shares (as defined in the Charter), the Company may repurchase such number of the Depositary Shares on the terms set forth in the Articles as is necessary to cause Purchaser to thereafter not own any Excess Shares.

3.	Representations and Warranties of Company. The Company represents and warrants that:

(a)	The Company meets the requirements for use of Form S-3 under the Securities Act of 1933, as amended (the "Act"). The Registration Statement (as defined below) was declared effective by the SEC (as defined below) and the Company has filed such post-effective amendments thereto as may be required under applicable law prior to the execution of this Agreement and each such post-effective amendment became effective. The SEC has not issued, nor to the Company's knowledge, has the SEC threatened to issue or intends to issue, a stop order with respect to the Registration Statement, nor has it otherwise suspended or withdrawn the effectiveness of the Registration Statement or to the Company's knowledge, threatened to do so, either temporarily or permanently, nor, to the Company's knowledge, does it intend to do so. On the effective date of the Registration Statement, the Registration Statement complied in all material respects with the requirements of the Act and the rules and regulations promulgated under the Act (the "Regulations"); at the effective date of the Registration Statement the Basic Prospectus (as defined below) complied, and at the Closing Date the Prospectus (as defined below) will comply, in all material respects with the requirements of the Act and the Regulations; each of the Basic Prospectus and the Prospectus as of its respective date and at the Closing Date did not, does not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Prospectus made in reliance upon and in conformity with information furnished to the Company in writing by or on behalf of any of the Purchasers, Cohen & Steers Capital Advisors, LLC, in its capacity as placement agent ("Placement Agent"), any Investment Advisers or Broker-Dealers, or any of their respective affiliates, expressly for use in the Prospectus. As used in this Agreement, the term "Registration Statement" means the shelf registration statement on Form S-3 (File No. 333-22419), as declared effective by the Securities and Exchange Commission (the "SEC"), including exhibits, financial statements, schedules and documents incorporated by reference therein. The term "Basic Prospectus" means the prospectus included in the Registration Statement, as amended, or as supplemented and filed with the SEC pursuant to Rule 424 under the Act in connection with the sale of the Offered Shares hereunder. The term "Prospectus Supplement" means the prospectus supplement specifically relating to the Offered Shares to be filed with the SEC pursuant to Rule 424 under the Act in connection with the sale of the Offered Shares hereunder. The term "Prospectus" means the Basic Prospectus and the Prospectus Supplement taken together. The term "preliminary prospectus" means any form of preliminary prospectus used in connection with the marketing of the Offered Shares, including the preliminary prospectus supplement filed with the SEC on November 8, 2004 and the Basic Prospectus used with any such preliminary prospectus supplement in connection with the marketing of the Offered Shares. Any reference in this Agreement to the Registration Statement, the Prospectus or any preliminary prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof or the date of the Prospectus or any preliminary prospectus as the case may be, and any reference herein to any amendment or supplement to the Registration Statement, the Prospectus or any preliminary prospectus shall be deemed to refer to and include any documents filed after such date and through the date of such amendment or supplement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and so incorporated by reference.

(b)	Since the date as of which information is given in the Registration Statement and the Prospectus, except as otherwise disclosed therein, (i) there has been no material adverse change or any development which could reasonably be expected to give rise to a prospective material adverse change in or affecting the condition, financial or otherwise, or in the earnings or business affairs or, to the Company's knowledge, business prospects of the Company and the subsidiaries of the Company, if any (the "Subsidiaries") considered as one enterprise, whether or not arising in the ordinary course of business, (ii) there have been no transactions entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, and (iii) other than regular quarterly dividends, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares of equity securities.

(c)   The Company has been duly organized as a corporation and is validly existing in good standing under the laws of the State of Ohio. Each of the Subsidiaries of the Company has been duly organized and is validly existing in good standing under the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the required power and authority to own and lease its properties and to conduct its business as described in the Prospectus; and each of the Company and its Subsidiaries is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify would not have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or, to the Company's knowledge, business prospects of the Company and its Subsidiaries considered as one enterprise.

(d)   As of the date hereof, the authorized capital stock of the Company consisted of 41,000,000 common shares, without par value; 3,000,000 Class A preferred shares, of which 225,000 have been designated as 9-3/4% Class A Cumulative Redeemable Preferred Shares (the "Class A Preferred Shares"); 3,000,000 Class B preferred shares, of which 400,000 have been designated as Class B Series I Cumulative Preferred Shares; and 3,000,000 noncumulative preferred shares, of which 19,654,360 Common Shares and 225,000 Class A Preferred Shares are issued and outstanding as of such date (without giving effect to any preferred stock issued or to be issued as contemplated by this Agreement or the application of the proceeds of the offering contemplated hereby). The issued and outstanding shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable; the Offered Shares have been duly authorized, and when issued in accordance with the terms of the Articles Amendment and delivered and paid for as contemplated hereby, will be validly issued, fully paid and non-assessable; the Offered Shares, the Common Shares and the Class A Preferred Shares of the Company conform to all statements relating thereto contained in the Prospectus; and the issuance of the Offered Shares is not subject to preemptive or other similar rights.

(e)   Neither the Company nor any of its Subsidiaries is in violation of its organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease or other instrument or agreement to which the Company or any of its Subsidiaries is a party or by which it or any of them are bound, or to which any of the property or assets of the Company or any of its Subsidiaries is subject, except where such violation or default would not have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or, to the Company's knowledge, business prospects of the Company and its Subsidiaries considered as one enterprise; and the execution, delivery and performance of this Agreement, the execution and filing of the Articles Amendment, and the issuance and delivery of the Offered Shares and the consummation of the transactions contemplated herein have been duly authorized by all necessary action and will not conflict with or constitute a material breach of, or material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any material property or assets of the Company or any of its Subsidiaries pursuant to, any material contract, indenture, mortgage, loan agreement, note, lease or other instrument or agreement to which the Company or any of its Subsidiaries is a party or by which it or any of them are bound, or to which any of the property or assets of the Company or any of its Subsidiaries is subject, nor will any such action result in any violation of the provisions of the Articles, as amended and supplemented by the Articles Amendment, by-laws or other organizational documents of the Company or any of its Subsidiaries or any law, administrative regulation or administrative or court decree applicable to the Company.

(f)   The Company is organized in conformity with the requirements for qualification and, as of the date hereof and as of the Closing, operates in a manner that qualifies it as a "real estate investment trust" under the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder and will be so qualified after giving effect to the sale of the Offered Shares.

(g)   The Company is not required to be registered under the Investment Company Act of 1940, as amended.

(h)   No legal or governmental proceedings are pending to which the Company or any of its Subsidiaries is a party or to which the property of the Company or any of its Subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus and are not described therein, and, to the Company's knowledge, no such proceedings have been threatened against the Company or any of its Subsidiaries or with respect to any of their respective properties that are required to be described in the Registration Statement or the Prospectus and are not described therein.

(i)   No authorization, approval or consent of or filing with any court or United States federal or state governmental authority or agency is necessary in connection with the sale of the Offered Shares hereunder, except (i) such as may be required under the Act or the Regulations or state securities laws or real estate syndication laws and (ii) the filing of the Articles Amendment as set forth in paragraph (l) below, and any such required authorization, approval or consent or filing has been obtained or made, as the case may be, or will be obtained or made prior to the time that any Offered Shares are issued pursuant to this Agreement.

(j)   The Company and its Subsidiaries possess such certificates, authorities or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct the business now conducted by them, except where the failure to possess such certificates, authority or permits would not have a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or, to the Company's knowledge, business prospects of the Company and its Subsidiaries considered as one enterprise. Neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would materially and adversely affect the condition, financial or otherwise, or the earnings, business affairs or, to the Company's knowledge, business prospects of the Company and its Subsidiaries considered as one enterprise, nor, to the knowledge of the Company, are any such proceedings threatened or contemplated.

(k)   The Company has full power and authority to enter into this Agreement, and this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms except as may be limited by the Enforceability Exceptions.

(l)   The Articles Amendment, and the filing of the Articles Amendment with the Secretary of State of Ohio on behalf of the Company, have each been duly authorized by the Company; the Articles Amendment will be filed with the Secretary of State of Ohio on behalf of the Company prior to the time that any Offered Shares are issued pursuant to this Agreement and when so filed will constitute a valid and legally binding amendment to the Articles enforceable against the Company in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(m)   As of the dates set forth therein or incorporated by reference, the Company or its subsidiaries had good and marketable title to all of the properties and assets reflected in the audited financial statements contained in the Prospectus, subject to no lien, mortgage, pledge or encumbrance of any kind except (i) those reflected in such financial statements, (ii) as are otherwise described in the Prospectus, (iii) as do not materially adversely affect the value of such property or interests or interfere with the use made or proposed to be made of such property or interests by the Company and each of its Subsidiaries or (iv) which constitute customary provisions of mortgage loans secured by the Company's properties creating obligations of the Company or its subsidiaries with respect to proceeds of the properties, environmental liabilities and other customary protections for the mortgagees.

(n)   Neither the issuance, sale and delivery of the Offered Shares nor the application of the proceeds thereof by the Company as described in the Prospectus will cause the Company to violate or be in violation of Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(o)   The statements set forth in the Basic Prospectus under the caption "Description of Preferred Shares" and the statements set forth in the Prospectus Supplement under the caption "Description of Class B Series II Preferred Shares and Depositary," in each case, insofar as such statements purport to summarize provisions of laws or documents referred to therein, are correct in all material respects and fairly present the information required to be presented therein.

4.	Representation and Warranties of the Investment Advisers. To induce the Company to enter into this Agreement, each of the Investment Advisers hereby represents and warrants that:

(a)	It is an investment adviser duly registered with the SEC under the Investment Advisers Act of 1940.

(b)	It has been duly authorized to act as investment adviser on behalf of each Client on whose behalf it is signing this Agreement (as identified under the name of such Investment Adviser on Schedule B hereto) and has the sole authority to make the investment decision to purchase Offered Shares hereunder on behalf of such Client.

(c)	It has the power and authority to enter into and execute this Agreement on behalf of each of the Clients listed under its name on Schedule B hereto.

(d)	This Agreement has been duly authorized, executed and delivered by it and, assuming it has been duly authorized, executed and delivered by the Company, constitutes a legal, valid and binding agreement of such Investment Adviser, enforceable against those Clients on whose behalf it is signing this Agreement in accordance with its terms except as may be limited by the Enforceability Exceptions.

(e)	It has received a copy of the Company's Basic Prospectus dated March 7, 1997 and Prospectus Supplement dated December 3, 2004.

5.	Representation and Warranties of the Broker-Dealers. To induce the Company to enter into this Agreement, each Broker-Dealer represents and warrants that:

(a)	 It is duly registered and in good standing as a broker-dealer under the Exchange Act and is licensed or otherwise qualified to do business as a broker-dealer with the National Association of Securities Dealers, Inc. and in all states in which it will offer any Offered Shares pursuant to this Agreement.

(b)	It has delivered a copy of the Prospectus to each Purchaser set forth under its name on Schedule C hereto.

(c)	It has been granted a duly authorized power-of-attorney to execute and deliver this Agreement on behalf of each Customer on whose behalf it is signing this Agreement (as identified under the name of such Broker-Dealer on Schedule C hereto) and such power has not been revoked.

(d)	This Agreement has been duly authorized, executed and delivered by it and, assuming it has been duly authorized, executed and delivered by the Company, constitutes a legal, valid and binding agreement of such Broker-Dealer, enforceable against it in accordance with its terms except as may be limited by the Enforceability Exceptions.

6.	Conditions to Obligations of the Parties. (a) The Purchasers' several obligation to purchase the Offered Shares shall be subject to the following conditions having been met:

(i)	the representations and warranties set forth in Section 3 of this Agreement shall be true and correct with the same force and effect as though expressly made at and as of the Closing,

(ii)	the Purchasers shall have received an opinion from Baker & Hostetler LLP, counsel to the Company, dated as of the date of the Closing, substantially in the form attached hereto as Exhibit A,

(iii)	the Placement Agent shall have received a comfort letter from PricewaterhouseCoopers LP, dated as of the Closing, substantially in the form attached hereto as Exhibit B, and

(v)	on the Closing Date, the Company shall have delivered to the Purchasers a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated as of the Closing Date, setting forth that each of the representations and warranties contained in this Agreement shall be true on and as of the Closing Date as if made as of the Closing Date and each of the conditions and covenants contained herein shall have been complied with to the extent compliance is required prior to Closing, and shall have delivered such other customary certificates as the Placement Agent shall have reasonably requested.

(b)   The Company's obligation to issue and sell the Offered Shares shall be subject to the following conditions having been met:

(i)   the representations and warranties set forth in Sections 2, 4 and 5 of this Agreement shall be true and correct with the same force and effect as though expressly made at and as of the Closing, and

(ii)   the Settlement Agent (as defined below) shall have received payment in full of the Purchase Price for the Offered Shares by federal wire transfer of immediately available funds, in not less than the aggregate amount of $58,000,000 net of fees, commissions and expenses.

7.   Closing. Provided that the conditions set forth in Section 6 hereto and the last sentence of this Section 7 have been met or waived at such time, the transactions contemplated hereby shall be consummated on December 10, 2004, or at such other time and date as the parties hereto shall agree (such time and date of payment and delivery being herein called the "Closing"). At the Closing, settlement shall occur through Jeffries & Company, Inc., or an affiliate thereof (the "Settlement Agent"), on a delivery versus payment basis through the DTC ID System.

8.   Covenants. The Company hereby covenants and agrees that (a) as soon as practicable, the Company shall apply for listing the Offered Shares for trading on the New York Stock Exchange ("NYSE") and will use its reasonable best efforts to obtain approval of the NYSE with respect to such listing as soon as practicable within 30 days after the Closing Date, and if such approval is not so obtained within 30 days, to continue to use its reasonable best efforts to obtain such approval as soon as practicable thereafter and (b) subject to all Purchasers consummating the purchase of the Offered Shares at the Closing, the Company will use the proceeds of the offering contemplated hereby as set forth under the caption "Use of Proceeds" in the Prospectus Supplement.

9.   Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, by written notice promptly given to the other parties hereto, by the Company or any Purchaser, if the Closing shall not have occurred on or prior to January 15, 2005; provided that the Company or such Purchaser, as the case may be, shall not be entitled to terminate this Agreement pursuant to this Section 9 if the failure of Closing to occur on or prior to such date results primarily from such party itself having materially breached any representation, warranty or covenant contained in this Agreement.

10.   Notices. Except as otherwise herein provided, all statements, requests, notices and agreements shall be in writing and, if to the Purchasers, shall be sufficient in all respects if delivered or sent by facsimile to 212-446-9181 or by certified mail to Cohen & Steers Capital Advisors, LLC, 757 Third Avenue, New York, New York 10017, Attention: Bradley Razook, and, if to the Company, shall be sufficient in all respects if delivered or sent to the Company by facsimile to 216-261-3902 or by certified mail to the Company at 5025 Swetland Court, Cleveland, OH 44143, Attention: Chief Financial Officer

11.   Governing Law. This Agreement shall be construed in accordance with and governed by the substantive laws of the State of New York, without regard to conflict of laws principles.

12.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in a writing that is executed by each of the parties hereto.

13.   Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, and all of which together shall be deemed to constitute one and the same instrument. Executed counterparts may be delivered by facsimile.

14.   Construction.   When used herein, the phrase "to the knowledge of" the Company or

"known to" the Company or any similar phrase means the actual knowledge of the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Company and includes the knowledge that such officers would have obtained of the matter represented after reasonable due and diligent inquiry of those employees of the Company whom such officers reasonably believe would have actual knowledge of the matters represented.

IN WITNESS WHEREOF, the parties hereto have caused this Purchase Agreement to be executed and delivered as of the date first above written.

ASSOCIATED ESTATES REALTY CORPORATION

By: /s/ Jeffrey I. Friedman
          Name: Jeffrey I. Friedman
          Title: Chairman of the Board and Chief
                    Executive Officer

DIRECT PURCHASERS

MLP Trading Co., LLC

By: <u>/s/ Terry Feeney</u>
          Terry Feeney
          Chief Operating Officer

PETER J. WEIDHORN Defined Contribution Money
Purchase Plan DTD 12-86

By: <u>/s/ Peter J. Weidhorn</u>
          Peter J. Weidhorn

INVESTMENT ADVISERS

Cohen & Steers Capital Management Inc.
on behalf of itself (solely with respect to
paragraph 4) and each Client set forth under its
name on Schedule B

By: /s/ William Scapell
       William Scapell
       Senior Vice President and Portfolio Manager

Dividend Capital Investments on behalf of itself
(solely with respect to paragraph 4) and each
Client set forth under its name on Schedule B

By: /s/ John P. Keeton
       John P. Keeton
       Trader

ING Clarion Real Estate Securities L.P. on behalf of itself
(solely with respect to paragraph 4) and each Client
set forth under its name on Schedule B

By: /s/ Sherry L. Rexroad
       Sherry L. Rexroad
       Senior Director and Portfolio Manager

Janus Capital Management LLC on behalf of itself (solely with respect to paragraph 4) and each Client set forth under its name on Schedule B

By: /s/ Heidi J. Walter
       Heidi J. Walter
       Vice President and Assistant General Counsel
       of Janus Capital Management LLC

JPMorgan Fleming Investment Management on behalf of itself (solely

with

respect to paragraph 4) and each Client set forth under its name on Schedule B

By: /s/ Kay Herr
       Kay Herr
       Vice President

Kayne Anderson Capital Advisors, L.P. on behalf of itself (solely with respect to paragraph 4) and each Client set forth under its name on Schedule B

By: /s/ David Shladovsky
       David Shladovsky
       General Counsel

Kensington Investment Group, Inc. on behalf of itself (solely with respect to paragraph 4) and each Client set forth under its name on Schedule B

By: /s/ Joel S. Beam
       Joel S. Beam
       Portfolio Manager

Neuberger Berman LLC on behalf of itself (solely with respect to paragraph 4) and each Client set forth under its name on Schedule B

By: /s/ Steven R. Brown
         Steven R. Brown
         Managing Director & Portfolio Manager

RREEF America L.L.C. on behalf of itself (solely with respect to paragraph 4) and each Client set forth under its name on Schedule B

By: /s/ Mark D. Zeisloft
         Mark D. Zeisloft
         Managing Director

Cashel Capital Advisors, Inc. on behalf of itself (solely with respect to paragraph 4) and each Client set forth under its name on Schedule B

By: /s/ James Lang
         James Lang
         Managing Director

CUSTOMERS

"Account

Each of the Several persons or entities listed under the heading

Name" on Attachment 1 to Schedule C hereto

By: Ryan Beck & Company, as agent and attorney-in-fact

By: /s/ Jay Suskind
        Jay Suskind
        Executive Vice President

Ryan Beck & Company on behalf of itself and solely with respect to paragraph 5

By: /s/ Jay Suskind
        Jay Suskind
        Executive Vice President

"Account

Each of the Several persons or entities listed under the heading

Name" on Attachment 1 to Schedule C hereto

By: Gilford Securities Incorporated, as agent and attorney-in-fact

By: /s/ Robert Maley
        Robert Maley
        Senior Vice President

Gilford Securities Incorporated on behalf of itself and solely with respect to

paragraph 5

By: /s/ Robert Maley
       Robert Maley
       Senior Vice President

SCHEDULE A

NAME OF DIRECT PURCHASERS	NUMBER OF SHARES
MLP Trading Co., LLC	100,000
Peter J. Weidhorn Defined Contribution Money Purchase Plan DTD 12-86	10,000

SCHEDULE B

NAME OF INVESTMENT ADVISER	NUMBER OF SHARES
Cohen & Steers Capital Management Inc.	
CLIENTS	
Cohen & Steers Advantage Income Fund, Inc.	70,000
Cohen & Steers Quality Income Realty Fund, Inc.	90,000
Cohen & Steers Premium Income Realty Fund, Inc.	83,000
Cohen & Steers REIT and Preferred Income Fund, Inc.	40,000
TOTAL	283,000
Dividend Capital Investments	
CLIENTS	
Dividend Capital Realty Income Fund	20,000
ING Clarion Real Estate Securities L.P.	
CLIENTS	
ING Clarion Real Estate Global Fun	174,000
Nikko Global Income REIT Mother Fund	26,000
TOTAL	200,000
Janus Capital Management LLC	
CLIENTS	
Janus World Funds Plc, on behalf of its series Janus U.S. REIT Fund	139,000

JPMorgan Fleming Investment Management
CLIENTS

IBM - REIT - JP Morgan Investor - M/T	7,100	
YMCA RETIREMENT FUND - REITS	800	
ACRE FUND - CHASE	58,610	
UNDISCOVERED MANAGERS REIT FUND		14,990
SUTTER HEALTH - REIT- BNY WESTERN - M/T	5,000	
JPMCB US REAL ESTATE SECURITIES FUND	13,500	
TOTAL	100,000	

Kayne Anderson Capital Advisors, L.P.

CLIENTS

Kayne Anderson REIT Fund, L.P.	40,000
Kayne Anderson Income Partners, LP	4,000
HFR RV Performance Master Trust	6,000
TOTAL	50,000

Kensington Investment Group, Inc.

CLIENTS

Kensington Select Income Fund	242,000
Majestic Insurance	14,000
TOTAL	256,000

Neuberger Berman LLC

CLIENTS

Neuberger Berman Real Estate Securities Income Fund	200,000

RREEF America L.L.C.

    CLIENTS

        Scudder RREEF Real Estate Fund, Inc.   221,000

        Scudder RREEF Real Estate Fund II, Inc.   <u>429,000</u>

        TOTAL   650,000

Cashel Capital Advisors, Inc.

    CLIENTS

        Cashel Capital L.P   5,000

SCHEDULE C

NAME OF BROKER DEALER: **NUMBER OF SHARES**

Ryan Beck & Company

    Customers for whom it is signing this Agreement
    as agent and attorney-in-fact :

    Each of the several persons or entities set forth
    under the heading "Account Name" on Attachment
    1 to Schedule C hereto   The amount set forth opposite such
                                          name on Attachment 1 to Schedule C
                                          hereto under the heading "Amount" (in
                                          the aggregate 300,000)

    Gilford Securities Incorporated

    Customers for whom it is signing this Agreement
    as agent and attorney-in-fact :

    Each of the several persons or entities set forth
    under the heading "Account Name" on Attachment
    1 to Schedule C hereto   The amount set forth opposite such
                                            name on Attachment 1 to Schedule C
                                            hereto under the heading "Amount" (in
                                          the aggregate 7,000)

ATTACHMENT 1 TO SCHEDULE C

Account Name	Amount	
Gilford Securities		
David M. Lovit	800	
Murray W. Lovit		700
David M. Lovit SEP IRA FCC as custodian	500	
Patricia G. Lovit SEP IRA FCC as custodian	300	
Dr. Steven & Robin Rosenberg JT TEN	2,000	
Samuel & Evelyn Krieger JT TEN	200	
Arnold R. Bruhn TTEE Paula Bruhn Irrevocable Living Trust UA DTD 3-16-00 FBO Paula Bruhn	2,000	
Susan Garfinkel R/O IRA FCC as custodian	500	
TOTAL	7,000	
Ryan Beck & Co.		
Eric Vacca	1,000	
Penny Richman	1,400	
Ron Mizrahi	1,000	
Carlyle F. Carlson TTEE	1,000	
John J. Byrne	4,000	
James P. Morgan	1,000	
IRA FBO T. Michael Knasel	2,000	
Mirjo Enterprises	1,000	
Marco Cohen	500	
Melinda L. Lambert	400	

Harry Stone	1,200	
Sadie Whittaker	2,000	
IRA FBO Margo Canciglia	1,000	
IRA FBO Ronald J. Reith	400	
Innova Chem Inc. Retirement	400	
Joseph M. Pollack Revocable Trust	1,000	
Raymond A. Heller & Dorothy	1,000	
Joseph Annunziata	2,000	
David H. Coy	1,000	
Bud Hatfield	500	
Adelle K. Goodman	500	
Hirsch Metals Corp.	500	
Toni Ann Harris TTEE	500	
Charles Kottler TTEE	500	
IRA FBO Joseph Bruno	3,500	
Marie A. Daoust Living Trust	4,000	
IRA FBO Carlyle Carlson	1,000	
IRA FBO John J. Brady		400
Harlee B. Hatoff		800
Irving Nelkin and Co.	2,000	
Pershing LLC as Prime Broker	4,000	
IRA FBO Frank Delaney	1,000	
Warren M. Kesselman	1,000	
IRA FBO Howard Feldman	200	

IRA FBO Stephen J. Nannis	1,000	
James F. Nelson	1,200	
Gerhard Gedenk	500	
Harvey Canter	500	
Fred Theile	400	
Jane F. Treherne-Thomas, Trustee	500	
IRA FBO Mark A. Edgar	400	
IRA FBO Bernard Harris		300
Frances H. Pepper	400	
Frederick H. Frey	300	
Michael Cohen	500	
Talia Cohen Succ TTEE		800
IRA FBO Mary C. Bonn	400	
Ronald Holtzman	500	
IRA FBO Myron Gurman	1,000	
Edmund P. Marsden	400	
Dr. Juergen Drews	595	
Patricia A. Paszamant	200	
Nathan Paszamant	100	
IRA FBO Geraldine Maccrory	400	
Claire G. Collins	400	
Russell Chiosso TTEE	2,000	
Terry Katz	400	
Claire Shirley Larsen TTEE	400	

Vincent E. Gallagher	200	
Richard P. Small Trust	400	
IRA FBO Gregory E. Rauscher	2,000	
Bonnie L. Ballard	400	
Alfred C. Ivers Revocable Living Trust	1,000	
Robert McClaren	1,200	
Robert Agar	500	
Lawrence P. Kavanagh	1,000	
Anthony Del Gaizo	1,000	
Clifton Lodge 203 F&AM	1,600	
IRA FBO Edward D. Bernstein M.D.	1,000	
Ann S. Pier	3,000	
Linda A. Clardy TTEE	2,000	
IRA FBO Stephen Denman	1,000	
Sondra Schneider	500	
IRA FBO Joan M. Danaher	1,000	
George L. Nunn		800
Gerda Wittlinger	300	
Barbara Agar	500	
Wan-Ju Chen	1,000	
Shanti Dhupar	500	
Rosalie C. Schnittker	500	
Kenneth R. Burnstein	400	
IRA FBO Jack Fowler	400	

IRA FBO William N. Reese	1,000
Jules Appleman	1,200
Cynthia Simon	79,400
Allen Simon TF	79,400
Full Gospel Assembly of God	3,000
Cynthia Simon 2	3,000
Linda Rubin (Income)	5,000
Pearl Knittle Revocable Living Trust	1,000
IRA FBO William Bergelson	500
IRA FBO Randolph R. Williams	500
DCG & T TTEE	1,000
Peter A. Degregorio	1,000
Sigal Living Trust	530
Frank C. Haugland	200
Sugden Living Trust	280
Stephen J. Shapiro	500
Schoen & Strassman LLP PSP	500
Margaret Minassian	250
Thomas V. Ashbahian	200
Ryan Beck and Co.	<u>42,045</u>
TOTAL	300,000

SCHEDULE D

Aggregate Purchase Amount

Ryan Beck & Company	$7,500,000
Cohen & Steers Advantage Income Fund, Inc.	$1,750,000
Cohen & Steers Quality Income Realty Fund, Inc.	$2,250,000
Cohen & Steers Premium Income Realty Fund, Inc.	$2,075,000
Cohen & Steers REIT and Preferred Income Fund, Inc.	$1,000,000
Cohen & Steers TOTAL	$7,075,000
Dividend Capital Realty Income Fund	$500,000
Gilford Securities Incorporated	$175,000
ING Clarion Real Estate Global Fund	$4,350,000
Nikko Global Income REIT Mother Fund	$650,000
ING TOTAL	$5,000,000
Janus World Funds Plc, on behalf of its series Janus U.S. REIT Fund	$3,475,000
IBM - REIT - JP Morgan Investor - M/T	$177,500
YMCA RETIREMENT FUND - REITS	$20,000

ACRE FUND - CHASE	$1,465,250
UNDISCOVERED MANAGERS REIT FUND	$374,750
SUTTER HEALTH - REIT- BNY WESTERN - M/T	$125,000
JPMCB US REAL ESTATE SECURITIES FUND	$ 337,500
JP Morgan TOTAL	$2,500,000
Kayne Anderson REIT Fund, L.P.	$1,000,000
Kayne Anderson Income Partners, LP	$100,000
HFR RV Performance Master Trust	$150,000
Kayne Anderson TOTAL	$1,250,000
Kensington Select Income Fund	$6,050,000
Majestic Insurance	$350,000
Kensington TOTAL	$6,400,000
MLP Trading Co., LLC	$2,500,000
Neuberger Berman Real Estate Securities Income Fund	$5,000,000
Peter J. Weidhorn Defined Contribution Money Purchase Plan DTD 12-86	$250,000
Scudder RREEF Real Estate Fund, Inc.	$5,525,000

Scudder RREEF Real Estate Fund II, Inc.	<u>$10,725,000</u>
<u>Scudder RREEF TOTAL</u>	<u>$16,250,000</u>
<u>Cashel Capital L.P.</u>	<u>$125,000</u>
TOTAL AGGREGATE PURCHASE PRICE	$58,000,000